Filed by Locust Walk Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Locust Walk Acquisition Corp.

Commission File No. 001-39866

Date: July 22, 2021

On July 22, 2021, eFFECTOR Therapeutics, Inc. issued the following press release. The press release may be accessed on eFFECTOR’s website at https://effector.com/news/.

eFFECTOR Therapeutics Doses First Patient with COVID-19 in Phase 1b Clinical Trial

Evaluating Zotatifin as a Host-Targeted Antiviral Agent

SAN DIEGO, July 22, 2021 — eFFECTOR Therapeutics, Inc., a leader in the development of selective translation regulation inhibitors (STRIs) for the treatment of cancer, today announced that the first patient has been dosed in a Phase 1b trial evaluating zotatifin (eFT226) as an antiviral agent in an outpatient setting for those with mild to moderate COVID-19 disease. This study is sponsored by a $5.0 million cooperative agreement from the Defense Advanced Research Projects Agency (DARPA) and Defense Health Agency (DHA) and is being conducted in collaboration with the Quantitative Biosciences Institute (QBI) at University of California, San Francisco (UCSF).

“Rising cases of COVID-19 due to emerging variants and lack of vaccination in far too many people highlight the need for more effective therapies,” said Steve Worland, Ph.D., president and CEO of eFFECTOR. “We believe that positive clinical data from this trial would support continued development of zotatifin as an antiviral treatment for SARS-CoV-2 and its emerging variants, such as the Delta variant, as well as potential future coronavirus strains that may emerge for which vaccines will be unavailable. Furthermore, by targeting a human protein required for viral replication, known as a host protein, zotatifin is expected to be less susceptible to resistance arising from viral mutations than approaches directed against virus-encoded proteins, such as nucleosides or protease inhibitors.”

The Phase 1b trial is a double-blind, randomized dose escalation trial in non-hospitalized patients ages 18-65 with mild to moderate COVID-19. Primary endpoints of the study include safety and tolerability of zotatifin in patients with COVID-19. Secondary endpoints include antiviral activity as assessed by mean change in viral load over time and time to viral load undetectability, as well as time to clinical resolution. Zotatifin will initially be administered in two intravenous (IV) infusions one week apart. eFFECTOR recently concluded toxicology and pharmacokinetic studies demonstrating comparable exposure and safety between IV and subcutaneous administration of zotatifin and anticipates transitioning to subcutaneous administration, which is more conducive to treatment in an outpatient setting.

An independent international study published in Nature and led by Nevan Krogan, Ph.D., professor, Department of Cellular and Molecular Pharmacology and director of the Quantitative Bioscience Institute at UCSF, identified zotatifin’s antiviral activity against SARS-CoV-2 in in vitro studies. Subsequent in vitro studies confirmed that zotatifin had selective antiviral activity with approximately 10-fold greater potency than Remdesivir, the current standard of care for treating patients with COVID-19 with an antiviral agent, and more than 100-fold greater potency than AT-511, the free base form of AT-527, an agent currently in Phase 3 development as a direct-acting SARS-CoV-2 antiviral treatment. Further, in vitro studies have shown that zotatifin has potent antiviral activity across all unique coronavirus subtypes tested, including SARS-CoV-2, SARS-CoV-1, MERS-CoV and CoV-229E.

About Zotatifin (eFT226)

Zotatifin is a potent and sequence-selective inhibitor of eukaryotic translation initiation factor 4A (eIF4A) mediated translation. eIF4A is responsible for unwinding complex structures in the non-coding 5’ untranslated region of messenger RNA. Zotatifin is designed to inhibit the translation of mRNAs encoding several important oncogenes and survival factors, including receptor tyrosine kinases (RTKs), KRAS, Cyclin D, CDK4/6 and MYC. In vivo studies have shown potent tumor regression in multiple tumor models dependent on these factors, including non-small cell lung cancer (NSCLC) and breast cancer. Since zotatifin inhibits the translation of mRNA in the non-coding region of mRNAs, it is not limited to specific KRAS activating mutation subtypes such as KRAS G12C or KRAS G12D. Zotatifin is currently being evaluated as an IV infusion in a Phase 1/2 clinical trial in patients with solid tumors and in a Phase 1b clinical trial in patients with mild to moderate COVID-19 infections pursuant to grant sponsorship by DARPA.

Please visit www.propelcovidclinicaltrial.com or www.clinicaltrials.gov for further information on ongoing clinical studies of zotatifin.

About QBI

The Quantitative Biosciences Institute (QBI) fosters collaborations across the biomedical and the physical sciences, seeking quantitative methods to address pressing problems in biology and biomedicine. Motivated by problems of human disease, QBI is committed to investigating fundamental biological mechanisms, because ultimately solutions to many diseases have been revealed by unexpected discoveries in the basic sciences. Learn more at qbi.ucsf.edu.

About UCSF

The University of California, San Francisco (UCSF) is exclusively focused on the health sciences and is dedicated to promoting health worldwide through advanced biomedical research, graduate-level education in the life sciences and health professions, and excellence in patient care. It includes UCSF Health, which comprises three top-ranked hospitals, as well as affiliations throughout the Bay Area. Learn more at https://www.ucsf.edu.

UC Disclaimer

The information stated above was prepared by eFFECTOR and reflects solely the opinion of the corporation. Nothing in this statement shall be construed to imply any support or endorsement of eFFECTOR, or any of its products, by The Regents of the University of California, its officers, agents and employees.

About eFFECTOR Therapeutics eFFECTOR is a clinical-stage biopharmaceutical company focused on pioneering the development of a new class of oncology drugs referred to as selective translation regulator inhibitors. eFFECTOR’s STRI product candidates target the eIF4F complex and its activating kinase, mitogen-activated protein kinase 1/2 (MNK 1/2). The eIF4F complex is a central node where two of the most frequently mutated signaling pathways in cancer, the PI3K-AKT and RAS-MEK pathways, converge to activate the translation of select mRNA into proteins that are frequent culprits in key disease-driving processes. Each of eFFECTOR’s product candidates is designed to act on a single protein that drives the expression of multiple functionally related proteins, including oncoproteins and immunosuppressive proteins in T cells, that together control tumor growth, survival and immune evasion. eFFECTOR’s lead product candidate, tomivosertib, is a MNK 1/2 inhibitor currently being evaluated in KICKSTART, a randomized, double-blind, placebo-controlled Phase 2b trial of tomivosertib in combination with pembrolizumab in patients with metastatic NSCLC. Zotatifin, eFFECTOR’s inhibitor of eIF4A, has recently completed the dose-escalation portion of a Phase 1/2 trial, and is now progressing into Phase 2a indication-specific expansion cohorts. eFFECTOR has a global collaboration with Pfizer to develop inhibitors of a third target, eIF4E. In addition to the company’s oncology focus, zotatifin is being evaluated a potential host-directed antiviral therapy in patients with mild to moderate COVID in collaboration with the University of California, San Francisco, under a $5 million grant sponsored by the Defense Advanced Research Projects Agency.

Additional Information and Where to Find It

On May 26, 2021, eFFECTOR entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Locust Walk Acquisition Corp. (NASDAQ: LWAC), a special purpose acquisition company, and Locust Walk Merger Sub, Inc., a wholly owned subsidiary of LWAC.

In connection with the Merger Agreement, LWAC has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of LWAC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all LWAC stockholders. LWAC also will file other documents regarding the Merger Agreement and the transactions contemplated thereby (the “Transactions”) with the Securities and Exchange Commission (“SEC”). Before making any voting decision, investors and security holders of LWAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Transactions, including the terms of the Transactions, the parties involved and the risks associated with the Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LWAC through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from LWAC upon written request to Locust Walk Acquisition Corp., c/o eFFECTOR, 11120 Roselle Street, Suite A, San Diego, CA 92121, Attn: Secretary, or by calling (858) 925-8215.

Participants in the Solicitation

LWAC and eFFECTOR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LWAC’s stockholders in connection with the Transactions. A list of the names of the directors and executive officers of LWAC and information regarding their interests in the Transactions will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this press release, including statements regarding the potential that inhibition of eIF4E could broaden the treatment landscape for cancer patients, the potential for zotatifin’s use as an anti-viral treatment for SARS-CoV-2 and its emerging variants, and the proposed business combination of eFFECTOR and LWAC, are forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to: potential delays in the commencement, enrollment and completion of clinical trials; disruption to eFFECTOR’s operations from the COVID-19 pandemic, including delaying or otherwise disrupting its clinical trials, manufacturing and supply chain; eFFECTOR’s dependence on third parties in connection with product manufacturing and clinical testing; the results of preclinical studies and early clinical trials are not necessarily predictive of future results; the success of eFFECTOR’s clinical trials and preclinical studies for its product candidates; unexpected adverse side effects or inadequate efficacy of eFFECTOR’s product candidates that may limit their development, regulatory approval and/or commercialization, or may result in recalls or product liability claims; risks relating to the proposed business combination, including the risk that the transaction may not be completed in a timely manner or at all; and the risks associated with eFFECTOR’s business and the business combination set forth in the Appendix to the investor presentation filed as Exhibit 99.3 to the Current Report on Form 8-K filed by LWAC on May 27, 2021 . Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond LWAC’s and eFFECTOR’s control, you should not rely on these forward-looking statements as predictions of future events. The foregoing list of factors is not exclusive, and you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LWAC’s Annual Report on Form 10-K for the year ended December 31,

2020 filed with SEC on March 29, 2021, the registration statement on Form S-4 discussed above and other documents filed by LWAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements, including the risk that the conditions under the Merger Agreement are not satisfied. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law. LWAC and eFFECTOR assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither LWAC nor eFFECTOR gives any assurance that either LWAC or eFFECTOR or the combined company will achieve its expectations.

Contacts:

Investors:

Stephanie Carrington

Westwicke, an ICR Company

646-277-1282

Stephanie.Carrington@westwicke.com

Media:

Heidi Chokeir, Ph.D.

Canale Communications

619-203-5391

heidi.chokeir@canalecomm.com